Exhibit 7

GENERAL MARITIME CORPORATION

299 Park Avenue, Second Floor

New York, New York 10171

January 10, 2011

Oaktree Principal Fund V, L.P.

Oaktree FF Investment Fund L.P.

c/o Oaktree Capital Management L.P.

333 South Grand Avenue, 28th Floor

Los Angeles, California 90071

Ladies and Gentlemen:

In connection with the general exploratory discussions between us regarding a possible transaction involving General Maritime Corporation (together with its subsidiaries, the “Company”) and Oaktree Principal Fund V, L.P., Oaktree FF Investment Fund L.P. and their respective subsidiaries (collectively, “you” or “your”) (a “Potential Transaction”), you have requested information concerning the Company.  As a condition to your being furnished with such information, you hereby agree as follows:

1.  Definition of Evaluation Material.  The term “Evaluation Material” means any and all material and information concerning the Company or its business (whether prepared by the Company or its Representatives (as defined below), or otherwise, and whether oral or written) which has been or in the future is furnished to you or your Representatives by or on behalf of the Company.  The term “Evaluation Material” shall be deemed to include all notes, analyses, compilations, studies, interpretations and other documents prepared by you or your Representatives which contain, reflect, or are based upon, in whole or in part, the information furnished to you or your Representatives pursuant to this letter agreement.  The term “Evaluation Material” does not include information which you establish (a) is in your possession or the possession of any of your Representatives, at the time of disclosure by the Company or its Representatives to you or your Representatives, provided that such information is not subject to a confidentiality agreement with or other obligation of confidentiality to the Company or, to your knowledge, another party, (b) is or becomes generally available to the public other than as a result of a disclosure by you or your Representatives, or (c) becomes available to you or any of your Representatives on a non-confidential basis from a source other than the Company or its Representatives, provided that such source, to your knowledge, is not bound by a confidentiality agreement with or other obligation of confidentiality to the Company or another party with respect to such information.

The term “Representatives” of a person means such person’s directors, officers, employees, agents, legal and financial advisors, accountants, consultants, affiliated sub-funds, affiliated alternative investment funds, affiliated parallel funds and other representatives, and any affiliates of such persons.

2.  Obligation of Confidentiality.  You and your Representatives will keep all Evaluation Material strictly confidential and will not disclose any Evaluation Material to any other person except that (a) any of such information may be disclosed to your Representatives who have a need to know such information to assist you in evaluating the Potential Transaction (provided that such Representatives are notified by you of the confidential nature of such information and are bound by an obligation of confidentiality to you sufficient to ensure compliance with the terms of this letter agreement), and (b) any disclosure of such information may be made to which the Company gives its prior written consent.  You shall be liable for any breach of this letter agreement by your Representatives.

3.  Use of Evaluation Material; No Implied License.  (a)  You agree that the Evaluation Material will be used solely for the purpose of evaluating the Potential Transaction and for no other purpose.  Without limitation of the foregoing, you agree that the Evaluation Material will not be used to promote, facilitate, analyze, evaluate, obtain competitive advantage for, or assist in any way in the conduct of your business or the business of any of your subsidiaries or affiliates and that the Evaluation Material will not be delivered to any of your Representatives as to whom it is reasonably likely or foreseeable that the Evaluation Material will be used in contravention of the terms of this letter agreement or in violation of law.  In this regard, you acknowledge that you and your Representatives are aware of the prohibitions under the United States antitrust laws of the anti-competitive use of competitively sensitive information exchanged by parties to a potential business combination transaction.

(b)  All Evaluation Material and all intellectual property rights in the Evaluation Material of whatever nature (including without limitation copyright, design and patent rights) are and will remain the exclusive property of the Company.  In particular, the furnishing to you of the Evaluation Material does not constitute or imply a license or other right, now or in the future, to use the Evaluation Material, except as provided in this letter agreement.

4.  Compelled Disclosure.  In the event that you or your Representatives are required to disclose all or any part of the information contained in the Evaluation Material by applicable law, including but not limited to the terms of a subpoena or order issued by a court of competent jurisdiction or by a governmental or administrative body, you will promptly, unless prohibited by applicable law or regulation, notify the Company of the existence, terms and circumstances surrounding such a request so that the Company may seek, at its sole expense, a protective order or other appropriate remedy (and you will provide, unless prohibited by applicable law, such cooperation in connection therewith as the Company may reasonably request) and/or waive compliance with the provisions of this letter agreement.  If such protective order or other remedy is not obtained or the Company waives compliance with the provisions of this letter agreement, you may make such disclosure without liability hereunder of only that portion of the Evaluation Material which based on the advice of your counsel is legally required to be disclosed.  Upon the written request of the Company and at its expense, you will exercise your commercially reasonable efforts to obtain an order or other reliable assurance that confidential treatment will be accorded to the Evaluation Material so disclosed.

5.  Non-Disclosure of Potential Transaction, Etc.   Except as otherwise permitted by this letter agreement, without the prior written consent of the Company, you will not, and will direct your Representatives not to, disclose to any person (a) that Evaluation Material has been furnished to you, (b) that discussions or negotiations are taking place concerning a Potential Transaction, or (c) any of the terms, conditions or other facts with respect to a Potential Transaction, including without limitation the status thereof.  The term “person” as used in this letter agreement shall mean, without limitation, any corporation, company, limited liability company, group, partnership, individual or other entity.  Without limitation of the foregoing, without the prior written consent of the Company, you will not contact any participant in the seaborne shipping industry (including without limitation the Company’s competitors, customers, and suppliers) in connection with the Potential Transaction,provided that the foregoing shall not prevent contact in the nature of market surveys conducted by your third party consultants with such customers/suppliers on a no names basis in a manner that does not disclose the existence of the Potential Transaction. You further agree to consult with the Company as to the form, substance and timing of any disclosures you may be required to make pursuant to any securities law or regulation or stock exchange rule, in each case involving matters related to a Potential Transaction or contemplated by this letter agreement, and that no such disclosures will be made by you without the prior written consent of the Company, which consent will not be unreasonably withheld or delayed.

In the event that you make a proposal with respect to the Potential Transaction, whether written or oral, the Company hereby agrees that such proposal, including the valuation, the structure, terms, and conditions (including the existence of such proposal) are confidential and, unless required by law or regulation, are not to be disclosed to anyone, including any other potential purchasers, without your prior written consent.  In addition, such confidential information may not be used by the Company or any of its advisers or affiliates or any other person for any purpose other than for the evaluation of a proposal from you.  In addition, the Company hereby agrees that without your prior written consent, the Company will not, and will cause its affiliates and its and their respective employees, officers, representatives and agents to not, unless required by law or regulation, disclose to any person the fact that discussions or negotiations are taking place concerning such proposal or any other transactions contemplated thereby, the status thereof, the existence of such proposal or any of its terms or conditions or your identity.

6.  No Representation or Liability; Supply of Confidential Information.  You understand that neither the Company nor any of its Representatives has made or hereby makes any representation or warranty as to the accuracy or completeness of the Evaluation Material.  You agree that neither the Company nor any of its Representatives shall have any liability to you or any of your Representatives resulting from the use or contents of the Evaluation Material or from any action taken or any inaction occurring in reliance on the Evaluation Material.  Only those representations or warranties which are made in a final definitive written agreement regarding the Potential Transaction (a “Definitive Agreement”), when, as and if executed, and subject to such limitations and restrictions as may be specified therein, will have any legal effect.

You agree that (a) provision of any Evaluation Material will be in the sole discretion of the Company, (b) the Company may supply certain Evaluation Material on the condition that it be disclosed only to your Representatives who have been identified to and approved by the Company, and (c) the Company may at any time, in its sole discretion, cease to provide you with Evaluation Material.

7.  Return of Evaluation Material. At any time at the Company’s written request, you and your Representatives shall promptly redeliver to the Company all written Evaluation Material and any other written material containing or reflecting any information in the Evaluation Material (whether prepared by the Company, its Representatives, or otherwise), except material destroyed pursuant to this paragraph.  Neither you nor your Representatives shall retain any copies, notes, extracts, compilations, analyses or other reproductions, in whole or in part, of such written material existing in any form whatsoever (including without limitation any such information retained on any form of computer or electronic media).  All documents, records, memoranda, analyses, compilations, studies, notes, other writings, and other reproductions whatsoever prepared by you or your Representatives, in any form whatsoever, shall be destroyed immediately, and confirmation of such destruction shall be certified in writing to the Company by an authorized officer supervising such destruction upon the Company’s request.  Notwithstanding the foregoing, to comply with applicable law or regulation, you and your Representatives may retain a copy of such Evaluation Material; provided that such Evaluation Material shall not be retrieved, used or disclosed except as required by law or judicial process and the confidentiality of such Evaluation Material is maintained in accordance with this letter agreement notwithstanding Section 11 hereof.

8.  Coordination of Contacts.  Neither you nor any of your Representatives will contact any director, officer, employee, consultant, advisor or lender of the Company in connection with the Potential Transaction, except as expressly authorized in writing by one of the following authorized Representatives of the Company: Peter C. Georgiopoulos, Jeffrey D. Pribor and Leo Vrondissis.

9.  No Obligation to Consummate a Transaction.  It is expressly understood that this letter agreement is not intended to, and does not, constitute an agreement to consummate a transaction or to enter into a Definitive Agreement and unless and until a Definitive Agreement has been executed and delivered, you agree that neither the Company nor you will be under any legal obligation of any kind whatsoever with respect to any transaction except for such matters set forth specifically herein.  The Company shall not have any obligation to authorize or pursue with you or your Representatives or any other party any transaction, and shall not be prohibited from seeking to effect any transactions with, or furnishing any Evaluation Material to, any third party.

10.  Standstill.  You acknowledge that, in your examination of the Evaluation Material, you will have access to material non-public information concerning the Company.  You agree that, for a period of one year following the date hereof, except with respect to a Potential Transaction at the written request of, or consented to in writing by, the Company, you will not (and you will ensure that your affiliates who receive the Evaluation Material (and any Representative or other person acting on behalf of or in concert with you or any affiliate) will not) without the prior written approval of the Board of Directors of the Company, (a) acquire or offer or propose to acquire or offer or agree or seek to acquire, directly or indirectly, by purchase or otherwise, any voting securities or securities convertible into, or exchangeable or exercisable for, voting securities of the Company or of any successor to or person in control of the Company if, immediately after giving effect to such acquisition, you and your affiliates would beneficially own or have the right to acquire, in the aggregate, five percent (5%) or more of such outstanding voting securities, (b) acquire or offer or propose to acquire or offer or agree or seek to acquire, directly or indirectly, by purchase or otherwise, any assets of the Company, (c) propose to enter into, directly or indirectly, any acquisition, transaction, merger or business combination involving or relating to the Company or any part of the assets of the Company, (d) otherwise seek to influence or control, in any manner whatsoever (including without limitation proxy solicitations or otherwise), the management or policies of the Company, or (e) assist, advise or encourage (including without limitation by knowingly providing or arranging financing for that purpose) any other person in doing any of the foregoing.  You also agree that, during the one year period referred to in the second sentence of this paragraph, neither you nor any of your affiliates will: (x) request the Company or its advisors, directly or indirectly, to (i) amend or waive any provision of this paragraph or (ii) otherwise consent to any action inconsistent with any provision of this paragraph; or (y) take any initiative with respect to the Company, which could require the Company to make a public announcement regarding (i) such initiative, (ii) any of the activities referred to in the second sentence of this paragraph, or (iii) the possibility of a Potential Transaction or any similar transaction.

11.  Termination.  This Agreement shall terminate one year after the date of this letter agreement, provided, however, that paragraphs 4, 11, 13 and 14 shall survive termination of this letter agreement indefinitely.

12.  Remedies.  It is agreed that money damages would be an inadequate remedy for the breach of this letter agreement because of the difficulty of ascertaining the amount of damages that would be suffered by the Company in the event of such breach.  Therefore, you agree that, without limiting any other remedies which the Company may pursue, the Company shall be entitled to equitable relief, including without limitation specific performance of this letter agreement and injunctive relief against any breach or threatened breach hereof, as a remedy for any breach or threatened breach of this letter agreement, without having to post any bond or any other form of security, without having to show any likelihood of irreparable harm, and without having to prove that money damages would be an inadequate remedy.  In the event of any litigation arising from breach of this letter agreement, the prevailing party shall be entitled to recover from the non-prevailing party reasonable costs incurred including costs, attorney fees and all other related expenses incurred in such litigation.

13.  Jurisdiction; Choice of Law.  (a)  Each of the Company and you submits to the jurisdiction of any court of the State of New York located in New York County or any federal court sitting in the Southern District of New York for the purpose of any suit, action or other proceeding arising out of this letter agreement, or of the transactions contemplated hereby.

(b)  This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of New York, without regard to principles of conflicts of laws.

14.  Miscellaneous.  (a)  Any notice, request, instruction or other document to be given hereunder by any party to the other shall be in writing and delivered in person or by courier, by facsimile transmission or by email or mailed by certified mail, postage prepaid, return receipt requested.  All such notices, requests, instructions or other documents shall be deemed to have been delivered (i) in the case of personal delivery or delivery by courier, on the date of such delivery, (ii) in the case of delivery by facsimile transmission or by email, when receipt is acknowledged and (iii) in the case of mailing, on the third business day after the posting thereof.

(b)  This Agreement constitutes the entire agreement between the parties pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties.

(c)  This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns.  This Agreement is not assignable by any party without the prior written consent of the other party except by operation of law and any other purported assignment shall be null and void.

(d)  If any term, provision, covenant, or restriction of this letter agreement is held by a court of competent jurisdiction to be invalid or unenforceable, the remainder of the terms, covenants, and restrictions of this letter agreement shall remain in full force and effect and shall in no way be affected, impaired or in any way invalidated by such court action, and such court shall have the authority to modify such provision, covenant, or restriction to the extent necessary to render it valid and enforceable, preserving as closely as possible the intent of the parties hereto.

(b)  No failure or delay by any party in exercising any right, power, or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power, or privilege hereunder.

(c)  This Agreement may be amended, modified, or waived only by a separate writing executed between the Company and you.

[BALANCE OF THIS PAGE IS INTENTIONALLY LEFT BLANK.]

If you are in agreement with the foregoing, please indicate such agreement by signing and returning one copy of this letter agreement to the Company, whereupon this letter agreement will constitute our agreement with respect to the subject matter hereof.

Very truly yours,

GENERAL MARITIME CORPORATION

	By:	/s/ Jeffrey D. Pribor
	Name:	Jeffrey D. Pribor
	Title:	Executive Vice President, Chief Financial Officer

Address for notices:

General Maritime Corporation
299 Park Avenue, Second Floor
New York, New York 10171
	Attention:	Jeffrey D. Pribor, Executive Vice
President, Chief Financial
Officer
Confirmed and agreed to
this 10th day of January, 2011:

Oaktree Principal Fund V, L.P.		Oaktree FF Investment Fund, L.P.
By: Oaktree FF Investment Fund GP, L.P.
By: Oaktree Principal Fund V GP, L.P.		Its: General Partner
Its: General Partner
By: Oaktree FF Investment Fund GP Ltd.
By: Oaktree Principal Fund V GP Ltd.		Its: General Partner
Its: General Partner
By: Oaktree Capital Management, L.P.
By: Oaktree Capital Management, L.P.		Its: Director
Its: Director
		By:	/s/ Donna Choi
By:	/s/ Donna Choi	Name: Donna Choi
Name: Donna Choi		Title: Staff Attorney
Title: Staff Attorney

Address for notices:

Oaktree Principal Fund V, L.P.

Oaktree FF Investment Fund L.P.

c/o Oaktree Capital Management L.P.

333 South Grand Avenue, 28th Floor

Los Angeles, California 90071

Attention: Stephen A. Kaplan